As filed with the U.S. Securities and Exchange Commission on January 28, 2026

Securities Act File No. 333-252816

Investment Company Act File No. 811-23637

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.

Post-Effective Amendment No. 10

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 12

(Check appropriate box or boxes)

DGI Investment Trust

(Exact Name of Registrant as Specified in Charter)

DGI Investment Trust

Oriental Center

254 Munoz Rivera Avenue, 10th Floor

San Juan, Puerto Rico 00918

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (787) 777-2103

Hugh Gonzalez-Robison

Oriental Center

254 Munoz Rivera Avenue, 10th Floor

San Juan, Puerto Rico 00918

(Name and Address of Agent for Service)

Copy to:

Eric S. Purple

Stradley Ronon Stevens & Young, LLP

2000 K Street N.W., Suite 700

Washington, D.C. 20006

Maggie Bull

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE: This Post-Effective Amendment No. 10 (the “Amendment”) to the Registration Statement on Form N-1A of DGI Investment Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Amendment consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-1A setting forth the exhibits to the Registration Statement. This Amendment does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Amendment shall become effective immediately upon filing with the Securities and Exchange Commission.

This Amendment incorporates by reference the information contained in Parts A and B of Post-Effective Amendment No. 9 to the Trust’s Registration Statement, which was filed on October 28, 2025.

PART C

OTHER INFORMATION

Item 28. Exhibits

(a)	Deed of Constitution of Trust.[1]

(b)	Second Amended and Restated Bylaws.[5]

(c)	Instruments Defining Rights of Security Holders- See Articles Three, Four, Five, Seven, Eight, Nine, and Ten of the Registrant’s Deed of Constitution of Trust. See also Articles IV, V, and VI of the Registrant’s Amended and Second Restated By-Laws.

(d)	(1)	Executed Amended and Restated Investment Advisory Agreement dated April 15, 2025.[8]

	(2)	Expense Limitation Agreement dated April 15, 2025.[8]

(e)	Executed Distribution Agreement with Northern Lights Distributors, LLC dated July 1, 2025.[9]

(f)	Bonus or Profit Sharing Contracts-not applicable.

(g)	(1)	Custody Agreement with The Bank of New York Mellon dated May 17, 2021.[5]

	(2)	Custody Agreement with U.S. Bank N.A. dated March 28, 2025.[8]

(h)	Other Material Contracts.

	(1)	Fund Administration and Transfer Agency Agreement with Ultimus.[2]

	(2)	Compliance Consulting Agreement with Northern Lights Compliance Services, LLC.[2]

	(3)	Master Services Agreement with Ultimus.[7]

		i.	Amended Fund Admin Fee Letter dated September 11, 2023.[7]

		ii.	Tailored Shareholder Report Services Addendum dated March 7, 2024.[7]

		iii.	Amendment No. 1 to the Master Services Agreement dated March 24, 2025.[8]
(i)	(1)	Legal Opinion for the DGI Balanced Fund.[5]

	(2)	Legal Opinion for the DGI U.S. Government Money Market Fund.[8]

	(3)	Consent of Counsel.[9]

	(4)	Certificate of President pursuant to Rule 306 of Regulation S-T – filed herewith.

(j)	Consent of Independent Registered Public Accounting Firm.[9]

(k)	Omitted Financial Statements-not applicable.

(l)	Initial Capital Agreement.[3]

(m)	(1)	Amended and Restated Rule 12b-1 Plan on behalf of the DGI Balanced Fund.[7]

	(2)	Rule 12b-1 Plan on behalf of the DGI U.S. Government Money Market Fund.[8]

(n)	(1)	Amended and Restated Rule18f-3 Multi-Class Plan for the DGI Balanced Fund.[5]

	(2)	Rule 18f-3 Multi-Class Plan for the DGI U.S. Government Money Market Fund.[8]

(o)	Reserved.

(p)	Codes of Ethics.

	(1)	Code of Ethics - Oriental Trust.[4]

	(2)	Code of Ethics - DGI Investment Trust.[4]

	(3)	Code of Ethics - Northern Lights Distributors, LLC.[6]

(q)	(1)	Power of Attorney - Iván C. López Morales.[7]

	(2)	Power of Attorney - Joshua Aaron Sigmon.[7]

	(3)	Power of Attorney - Carlos González Inclán.[7]

	(4)	Power of Attorney - Carlos García.[7]

[1]	Form N-1A filed on February 5, 2021
[2]	Pre-Effective Amendment No. 1 of Form N-1A filed on May 7, 2021
[3]	Form N-1A filed on May 18, 2021
[4]	Form N-1A filed on October 28, 2021
[5]	Form N-1A filed on October 28, 2022
[6]	Form N-1A filed on June 30, 2023
[7]	Form N-1A filed on October 28, 2024
[8]	Form N-1A filed on April 16, 2025
[9]	Form N-1A filed on October 28, 2025

Item 29. Persons Controlled by or Under Common Control with Registrant.

No person is directly or indirectly controlled by or under common control with the Registrant.

Item 30. Indemnification

Indemnification is provided to trustees and officers of the Registrant pursuant to Article Nine of the Registrant’s Deed of Constitution of Trust and Article VIII of the Registrant’s Bylaws. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of the Investment Adviser.

With respect to the investment adviser (Oriental Trust), a separately identifiable division of Oriental Bank, the response to this Item will be incorporated by reference to its Uniform Application for Investment Adviser Registration (Form ADV) on file with the SEC (File No. 801-121169), dated May 10, 2021. The Adviser’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

Item 32. Principal Underwriter.

(a)	Northern Lights Distributors, LLC (“Distributor”), located at 4221 North 203rd Street, Suite 100, Elkhorn, Nebraska 68022, serves as a principal underwriter and distributor of the Fund.

Atlas U.S. Tactical Income Fund

Atlas U.S. Government Money Market Fund

Boyar Value Fund, Inc.

Capitol Series Trust

Copeland Trust

DGI Investment Trust

Grandeur Peak Global Trust

Humankind Benefit Corporation

Miller Investment Trust

Mutual Fund and Variable Insurance Trust

Mutual Fund Series Trust

Northern Lights Fund Trust

Northern Lights Fund Trust II

Northern Lights Fund Trust III

Northern Lights Fund Trust IV

Northern Lights Variable Trust

OCM Mutual Fund

The North Country Funds

Texas Capital Funds Trust

The Saratoga Advantage Trust

Segall Bryant & Hamill Trust

Tributary Funds, Inc.

Two Roads Shared Trust

Liberty One Spectrum ETF

Rayliant Trust

Ultimus Managers Trust

Unified Series Trust

THOR Financial Technologies Trust

Valued Advisers Trust

Zacks Trust

CIM Real Assets & Credit Fund

Princeton Everest Fund

US Treasury Fund

(b)	The following are the directors and executive officers of the Distributor:

Name and Principal Address*:	Positions and Offices with Underwriter:	Positions and Offices with Fund:
Kevin Guerette	President	None
Stephen Preston	Treasurer/ FINOP/ CCO/ AML Officer	None
Bill Straight	Secretary/General Counsel	None
Melvin Van Cleave	Chief Information Securities Officer	None

*	The address for all directors and executive officers is 4221 North 203rd Street, Suite 100, Elkhorn, Nebraska 68022.

(c)	Not applicable.

Item 33. Location of Accounts and Records.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended (1940 Act), are maintained at the following locations:

Records Relating to:	Are located at:
Registrant’s Fund Administrator, Fund Accountant, and Transfer Agent	Ultimus Fund Solutions 4221 North 203rd Street, Suite 100 Elkhorn, NE 68022
Registrant’s Custodians	U.S. Bank N.A. 5065 Wooster Rd Cincinnati, OH 45226
Registrant’s Investment Adviser	Oriental Trust 254 Muñoz Rivera Avenue San Juan, Puerto Rico 00918
Registrant’s Distributor	Northern Lights Distributors, LLC 4221 North 203rd Street, Suite 100 Elkhorn, Nebraska 68022

Item 34. Management Services Not Discussed in Parts A and B.

Not applicable.

Item 35. Undertakings.

Not applicable.

C-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in San Juan, Puerto Rico on the 28th day of January, 2026.

DGI Investment Trust

By:	/s/ Ramon Rosado-Linera
Ramon Rosado-Linera
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Ramon Rosado-Linera	President and Chief Executive Officer	January 28, 2026
Ramon Rosado-Linera

/s/ Maritza Arizmendi	Chief Financial Officer and Treasurer	January 28, 2026
Maritza Arizmendi

/s/ Carlos A. Gonzalez	Chair of the Board, Interested Trustee and Portfolio Manager	January 28, 2026
Carlos A. González*

/s/ Ivan C. Lopez Morales	Trustee	January 28, 2026
Iván C. López Morales*

/s/ Joshua A. Sigmon	Trustee	January 28, 2026
Joshua Aaron Sigmon*

/s/ Carlos Garcia	Trustee	January 28, 2026
Carlos García*

* By:	/s/ Alfonso J. Cuesta
Alfonso J. Cuesta

*	Attorney-in-Fact pursuant to Powers of Attorney which are incorporated by reference herein.

Exhibit Lists

(i)(4)	Certificate of President pursuant to Rule 306 of Regulation S-T